SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

25 September 2020
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 25 September 2020 re: Board Committee Changes

25 September 2020

LLOYDS BANKING GROUP: BOARD COMMITTEE CHANGES

The Group is pleased to announce that Alan Dickinson, Deputy Chairman and Senior Independent Director, has been appointed as a member of the Responsible Business Committee with effect from 1 October 2020.

In addition, when Robin Budenberg joins the Group as a Non-Executive Director on 1 October 2020 he will serve as a member of the Nomination and Governance Committee, Board Risk Committee, Remuneration Committee and Responsible Business Committee.

For further information:

Investor Relations
Douglas Radcliffe +44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith +44 (0) 20 7356 3522
Head of Media Relations
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 25 September 2020